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                             April 16, 2024

       Jihan Wu
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Post-Effective
Amendment No. 2 to Form F-1 on Form F-3
                                                            Filed March 28,
2024
                                                            File No. 333-273905

       Dear Jihan Wu:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 2 to Form F-1 on Form F-3 filed March 28,
2024

       General

   1. Please note that Instruction I.A.2 of Form F-3 requires, among other items, that you have been subject to the
requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve
calendar months immediately preceding the filing of this registration statement. Your
registration statement for your initial public offering went effective on
                                                        March 27, 2023.
Accordingly, assuming you continue to timely file your required
                                                        Exchange Act reports,
prior to requesting effectiveness of this registration
                                                        statement, please amend
your post-effective amendment on Form F-3 on or after April 1,
                                                        2024, or advise. See
Rule 401(c) of Regulation C and Securities Act Forms C&DI
                                                        Question 115.06.
 Jihan Wu
Bitdeer Technologies Group
April 16, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.



                                                          Sincerely,
FirstName LastNameJihan Wu
                                                          Division of
Corporation Finance
Comapany NameBitdeer Technologies Group
                                                          Office of Crypto
Assets
April 16, 2024 Page 2
cc:       Will H. Cai, Esq.
FirstName LastName